UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act

                          Date of Report April 30, 2007

                            TONGA CAPITAL CORPORATION
                  ---------------------------------------------
             (Exact name of registrant as specified in its chapter)


              COLORADO               000-50619                    84-1069035
          ----------------       -----------------             ----------------
 (State or other jurisdiction) (Commission File Number)       (IRS Employer
                                                              Identification No)


              2600 S. Shore Blvd, Suite 100, League City, TX 77573
              - ---------------------------------------------------
             (Address of principal executive offices) (Postal Code)

        Registrant's telephone number, including area code (281) 334-5161


INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

     We are furnishing this Information Statement to all of our shareholders of record at the close of business on April 30, 2007 of our common stock, $0.01 par value. This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission ("SEC").

     You are receiving this Information Statement in connection with the appointment of persons designated by Jeffrey P. Ploen, Director, to seats on the Board of Directors of the Company (the "Board") concurrent with a change of control. Charles Phillips formerly controlled a total of 27,573,298 shares or 55% through his personal ownership and beneficially through control of Momentum Employees and Consultant Trust and Momentum Directors Trust. Mr. Phillips has sold privately or transferred from the Momentum Employees and Consultant Trust a total of 13,400,000 shares to individuals, and has relinquished control of the Momentum Employees and Consultant Trust and the Momentum Directors Trust which control 6,350,000 shares collectively. His share position is now only 8,823,298 common shares or 17.45% of the outstanding shares. Mr. Phillips has also resigned as an Officer and Director of the Company. The appointment is being effected through an increase in the number of board members, appointed by Board Action. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

     THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 500,000,000 shares of Common Stock, $0.01 par value, of which, 50,552,256 shares are issued and outstanding as of April 30, 2007. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

     Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.


NAME                                     AGE                  POSITION
- -----------------------------------------------------------------------------------------
Barent W. Cater                          53                 President & CEO
- -----------------------------------------------------------------------------------------
Stuart C. Cater                          50                 CFO/Secretary/Treasurer
-------------------------------------------------------------------------------------------
Jim O'Neal                               60                 Chief Operations Officer
-------------------------------------------------------------------------------------------
Jeffrey P. Ploen                         56                 Director
 ------------------------------------------------------------------------------------------

Nominees for new director positions
-------------------------------------------------------------------------------------------
Richard A. Robert                        41                 Director (Nominee)
-------------------------------------------------------------------------------------------
Barent W. Cater                          53                 Director  and Chairman (Nominee)
-------------------------------------------------------------------------------------------
Richard C. Cilento                       45                 Director (Nominee)
-------------------------------------------------------------------------------------------
Jackson L. Wilson                        59                 Director (Nominee)



Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

Business Experience

BARENT W. CATER - President and Chief Executive Officer, (Director and Chairman Nominee), Age 53

Mr. Cater will serve as Chairman of the Board of Directors. Mr. Cater is a retired Managing Partner with Accenture, which is now Accenture Ltd. (NYSE:
ACN), where he spent 24 years providing operational and technology consulting services to some of the world's largest companies. During his career with Accenture, he held numerous positions including most recently Founding General Partner of Accenture Technology Ventures, were he was responsible for
Accenture's Supply Chain, B2B and Oil and Gas related venture investments. In this capacity he evaluated investment opportunities, managed Accenture's investments, participated on portfolio company boards, assisted in fund raising activities and provided assistance to portfolio company management teams. Mr. Cater was also Global Managing Partner Business Development, Managing Partner Outsourcing Sales North America, Managing Partner Capital Markets. Mr. Cater also served as CEO of an Accenture affiliated company "Epvalue" which provided outsourced procurement services for US and European companies. He was also Accenture's lead in the formation of Avanade, a joint venture company created with Microsoft focused on providing technology solutions for businesses. Mr. Cater holds a BS in Economics and an MBA in Finance from Texas A&M University.

JEFFREY P. PLOEN - Director,  Age 56

Mr. Ploen has served as a director of the Company since October 2006. He has been a member of the investment banking industry for over 25 years specializing in small or micro cap firms. He is a founding partner and is currently the CEO and Chairman of the Board of Iofina Natural Gas plc. He served as the former Chairman, President and CEO of Tonga Capital Corp. He was the former Chairman and CEO of Paradigm Holdings, Inc. He is the former hedge fund manager of the Olive Fund LLC. Jeff held positions with several small cap brokerage houses from 1972 through 1994 including Engler and Budd, Cohig and Associates, Neidiger, Tucker and Brunner and Institutional Securities, Inc. For the past ten years Jeff has been President of J. Paul Consulting Corp., a firm specializing in financing for small and micro cap firms.


RICHARD C. CILENTO - (Director Nominee), Age 45

Mr. Cilento will serve as a director of the Company. Rich is the President, Chief Executive Officer and Founder of FuelQuest, Inc. FuelQuest provides on-demand supply chain management and tax automation software and services for suppliers, distributors, fuel buyers, and traders in Global Downstream Energy. Rich brought a broad scope of experience in technology, operations and business development to his role as President and Chief Executive Officer of FuelQuest. Rich is a co-founder of The Bollard Group, which provides investment-banking services to petroleum distribution companies and other high-growth business ventures. Prior to co-founding The Bollard Group, he held senior-management positions with several technology firms, including Xerox Corp, where he served as Vice President of Strategic Services. Prior to that, Rich was Vice President of Corporate Services for XLConnect Solutions, where he served as the company's lead technologist for advanced systems and managed the organization through its Initial Public Offering and its eventual merger with Xerox, forming Xerox Connect Solutions. Rich began his career at NASA, where he and his team were responsible for redesigning NASA's Mission Control Center and implementing NASA's Software Management Plan. He holds a BS degree in Aeronautical and Astronomical Engineering from the University of Illinois, an MBA at the University of Houston and serves on the advisory boards for several internet-based companies.


RICHARD A. ROBERT - (Director Nominee), Age 41

Mr. Robert will serve as a director of the Company. He is a financial executive with expertise in acquisitions, divestitures, economic analysis, capital formation via debt and equity markets, and financial risk management. Through the course of his career he has dealt extensively with wall street analysts, investment bankers, and commercial bankers. He is currently the Executive Vice-President and Chief Financial Officer of Nami Holding Company, LLC which is a privately owned natural gas and oil production company focused on the development and exploitation of mature long-lived natural gas and oil reserves in the Appalachian basin. In addition, he is the current co-owner and co-founder of Cova Hand-Selected Wines, Custom Living Properties, LP and Lifewear Products, LP. He served as the Interim Chief Financial Officer of Massey Energy Company ("Massey") which is the fourth largest coal company in the United States. Mr. Robert led the successful negotiations of $487 million in new financing for Massey. Mr. Robert was the Vice President of Finance of Enbridge US, Inc. ("Enbridge") after Enbridge's acquisition of Midcoast Energy Resources, Inc (`Midcoast"). Enbridge is a multibillion-dollar energy company based in Calgary, Alberta. Mr. Robert served as the Chief Financial Officer and Treasurer of Midcoast. Midcoast was a growth-oriented energy company engaged in the transportation, gathering, processing, and marketing of natural gas and other petroleum products. He was hired as the first employee of the company and helped the company grow from infancy to approximately $1 billion in sales and 330 employees in Canada and the United States. He participated in the merger between Midcoast and Enbridge that resulted in shareholder value equaling a 400% premium to the company's initial public offering five years earlier. Midcoast raised $128 million in four common equity offerings. Mr. Robert began his career with Arthur Andersen, LLP as an energy auditor. He holds a BBA from Southwest Texas State University with a Concentration in Accounting and graduated with a 4.0 GPA.

JACKSON L. WILSON, JR. - (Director Nominee), Age 59

Mr. Wilson will serve as a director of the Company. From 1975 through August 2004, when he retired, Mr. Wilson served in various roles at Accenture Ltd. including Managing Partner - Accenture Technology Ventures, Corporate Development Officer and, most recently, Chief Executive Officer - Business Process Outsourcing. Mr. Wilson has served as a director and Audit Committee Chairman of i2 Technologies Inc. since April 2005, as a director of Seraph Group since June 2005 and as a director of Garrison Enterprises since May 2007. Mr. Wilson formerly served on several public company boards, including Accenture LTD, Security First and SeeBeyond Technologies and numerous private company boards.

STUART C. CATER, CPA - Chief Financial Officer, Age 50

Mr. Cater began his professional career in public accounting with both Ernst and Young and Arthur Andersen. During this part of his career he provided Taxation and Business Consulting services to his clients. Mr. Cater then moved into private industry and has held management positions with both start-up and publicly traded companies in the finance and information technology areas. Mr. Cater holds a B.S. in Economics from S.U.N.Y. at Oneonta and an MBA in Accounting from Texas A&M University. He is a member of the AICPA, Texas Society of CPA's and the Houston Chapter of CPA's.


JIM O'NEAL - Chief Operations Officer, Age 60

Mr. O'Neal is a senior level executive with experience across a broad landscape including logistics, transportation, energy, consulting, manufacturing and aerospace. He has held positions with Dynegy, Chevron, Gulf Oil, and NASA. His operational experience includes Director of Inland/Marine operations with Dynegy where he managed transportation, terminals, marine operations, pipelines and distribution of all gas liquids for the $2 billion energy company. He also was Area/Division Manager for Warren Petroleum where his responsibilities included managing terminal, marine and rail fleets for the distribution of product. Mr. O'Neal holds a B.S. in Mechanical Engineering and an MBA in Finance from the University of Arkansas and is a registered member of the Society of Naval Architects and Marine Engineers.

Employment agreements have been executed between the Company and Barent W. Cater, Jim O'Neal and Stuart C. Cater.

Mr. Barent W. Cater and Mr. Stuart C. Cater are brothers.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and shareholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file.

Corporate Governance

     We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

     Additionally, our Board does not have a standing nominating committee. Because we do not have such a committee, our full Board performs the functions of this committee. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationships, if any, with us, including whether the director nominee would be subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our shareholders.

Shareholder Communication with the Board

         Shareholders may send communications to our Board by writing to: Tonga Capital Corporation, 2600 South Shore Blvd., Suite 100, League City, TX 77573, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.


                             EXECUTIVE COMPENSATION

Executive Officer Compensation

     The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company for services in all capacities to the Company for the years ended December 31, 2006, 2005 and 2004, respectively.


                                               SUMMARY COMPENSATION TABLE(1)
                                               -----------------------------

                                  ANNUAL COMPENSATION                             LONG TERM COMPENSATION
                                  -------------------                             ----------------------

                                                                             AWARDS                      PAYOUTS
                                                                             ------                      -------

                                                          OTHER                    SECURITIES
                                                          ANNUAL       RESTRICTED  UNDERLYING        LTIP       ALL OTHER
NAME & PRINCIPAL                  SALARY       BONUS     COMPENSA-      STOCK       OPTIONS/       PAYOUTS      COMPENSA-
POSITION                    YEAR   ($)          ($)        TION        AWARDS ($)    SARS (#)        ($)           TION

Charles T. Phillips,        2006  $60,000       $ -0-     $ 80,000           $ -0-       -0-         $ -0-         $ -0-
Ex-President & CEO (2,4,5)  2005  $   -0-       $ -0-     $    -0-           $ -0-       -0-         $ -0-         $ -0-
                            2004  $   -0-       $ -0-     $    -0-           $ -0-       -0-         $ -0-         $ -0-

Robert Degetyr,             2006  $   -0-       $ -0-     $  4,900           $ -0-       -0-         $ -0-         $ -0-
Chief Financial Officer (3) 2005  $   -0-       $ -0-     $    -0-           $ -0-       -0-         $ -0-         $ -0-
                            2004  $   -0-       $ -0-     $    -0-             -0-       -0-         $ -0-         $ -0-


(1) The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus is not reported herein.

(2) Mr. Phillips served as the President and Chief Executive Officer from June 2006 through March 2007. This does not include the 24,475,000 shares of the Company's restricted common stock that he received in the reverse acquisition of Tonga and Momentum.

(3) Mr. Degeyter served as the Chief Financial Officer from June 2006 through February 2007.

(4) Does not include 3,098,289 shares as of December 31, 2006 that are held by the Momentum Employees and Consultants Trust and the Momentum Director's Trust, of which Mr. Phillips served as a trustee.

(5)  Consulting fees paid to Mr. Phillips.

Messrs. Barent W. Cater, Stuart C. Cater and Jim O'Neal, the current officers of the Company, executed employment agreements with the Company in April of 2007, which provide for each individual to receive an annual salary of $100,000.

The Company has adopted a stock option plan. The options granted by the Company under the stock option plan are as follows:


                                               # of Underlying
                  Name                       Options/SARs Granted         Term of Option
                  ----                       --------------------         --------------
Barent W. Cater, President & CEO                  5,000,000                  3 years
Stuart C. Cater, Chief Financial Officer          2,000,000                  3 years
Jim O'Neal, Chief Operations Officer              2,000,000                  3 years


Compensation of Directors

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding the beneficial ownership of outstanding shares of the Company's common stock as of April 16, 2007 on a fully diluted basis, by (a) each person known by the Company to own beneficially 5% or more of the outstanding shares of common stock, (b) the Company's Directors, Chief Executive Officer and Executive Officers whose total compensation exceeded $100,000 for the last fiscal year, and (c) all Directors and Executive Officers of the Company as a group.



                              Name of Shares Total
                               Beneficial Owner                          Owned            Ownership
                               ----------------                          -----            ---------

               Charles T. Phillips (1)                                   8,823,298         17.45%
               Donald W. Guggenheim                                      5,000,000          9.89%
               Coastal Safety & Environmental Systems, LLC               8,100,000         16.02%
               Richard C. Cilento                                        2,500,000          4.95%
               Barent W. Cater (2)                                       2,250,000          4.45%
               Momentum Employee and Consultant Trust (3)                5,750,000         11.37%
               Momentum Director Trust (4)                                 600,000          1.19%
               Shortline Equity Partners, Inc.(5)                        2,860,000          5.66%
               Ultimate Investments Corp. (5)                              765,400          1.51%
               Elevation Fund, LLC (5)                                      10,000          0.02%
               J. Paul Consulting Corp (6)                               3,000,000          5.93%
               Elizabeth Evans                                           2,531,202          5.01%
               Stuart C. Cater (7)                                         375,000          0.74%
               Jim O'Neal (8)                                              375,000          0.74%
               Richard A.  Robert                                          100,000          0.20%
               Officers & Directors as a group                           8,600,000         17.01%


(1) Shares reduced by 1,500,000 shares as a result of Purchase Options held by Barent W. Cater and Jeffrey Ploen

(2) Includes an Option to Purchase 750,000 shares from Charles T. Phillips and 1,000,000 shares from the Company. Mr. Cater also has the option to purchase an additional 4,000,000 shares from the Company over the next three years

(3) Richard C. Cilento is trustee of this Trust, but has no ownership therein and specifically disclaims any ownership therein

(4) Mr. Cater is trustee of this Trust, but has no ownership therein, and specifically disclaims any ownership therein

(5) Lance Baller beneficially owns Shortline Equity Partners, Inc. and Ultimate Investments Corp. which combined, hold 3,625,400 shares, or 7.17% of the outstanding shares and is Fund Manager for the Elevation Fund, LLC

(6) Jeffrey Ploen, Director, beneficially owns J. Paul Consulting Corp and together with his personal holdings, owns 3,000,000 shares or 5.93% of the total outstanding shares. This amount includes a Purchase Option from Charles T. Phillips for 750,000 shares

(7) Includes an Option to purchase 375,000 shares from the Company, immediately and an Option to purchase an additional 1,625,000 shares over the next three years

(8) Includes an Option to purchase 375,000 shares from the Company, immediately and an Option to purchase an additional 1,625,000 shares over the next three years

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TONGA CAPITAL CORPORATION
(Registrant)

By: /s/ Barent W. Cater

---------------------------------
Barent W. Cater
President & CEO

Date:  April 30, 2007